Mail Stop 4561
									January 27, 2006

Mr. John V. Winfield
President and Chief Executive Officer
The InterGroup Corporation
820 Moraga Drive
Los Angeles, CA 90049

      Re:	The InterGroup Corporation
		Form 10-KSB for Fiscal Year Ended June 30, 2005
		Filed October 17, 2005
		Form 10-QSB for Fiscal Quarter Ended September 30, 2005
		Filed November 10, 2005
		File No. 1-10324

Dear Mr. Winfield:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 8A.  Controls and Procedures, page 45

1. We note your statement that, "Except as noted below, based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company`s disclosure controls and procedures are effective..." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Item 13.  Exhibits List and Reports on Form 8-K, page 57

2. Please revise the certifications filed as Exhibits 31.1 and
31.2
to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B. Specifically, we noted that there are inconsistencies between the actual period covered by the report and your reference to the "annual report" or "quarterly report" in the certifications. Please revise to reflect the correct report period throughout the certification or, in the alternative, remove all references to "annual report" and "quarterly report," other than in paragraph one, and replace with "report." Please make conforming revisions to Exhibits 31.1 and 31.2 to your Form 10-QSB for the quarter ended September 30, 2005.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. John V. Winfield
The InterGroup Corporation
January 27, 2006
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